Filed by Click2learn, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject company: Click2learn, Inc.

Docent, Inc.

Commission File No.: 00-24289

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Reorganization, dated as of October 20, 2003 (the “Merger Agreement”), by and among Docent, Inc. (“Docent”), Click2learn, Inc. (“Click2learn”), Hockey Merger Corporation (“Newco”), Devil Acquisition Corporation, a wholly owned subsidiary of Newco, and Canuck Acquisition Corporation, a wholly owned subsidiary of Newco. The following presentation will be used for investor presentations Click2learn and Docent plan to hold. In addition, certain slides may be used for employee presentations.

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October, 2003

Click2learn / Docent Investor Presentation

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Safe Harbor

Information in this presentation contains forward-looking statements, including statements about future business operations, financial performance, customer benefits and potential synergies to be derived from the transaction and other market conditions that include risks and uncertainties. These statements are not historical facts or guarantees of future performance or events and are based on current expectations, estimates, beliefs, assumptions, goals and objectives, and neither Docent nor Click2learn assumes any obligation to update any such forward-looking statements. These statements are not guarantees of future results and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from the results expressed or implied by these statements. You are cautioned not to place undue reliance on any forward-looking statements.  Factors that could cause actual results to differ include, but are not limited to, (i) the challenges and costs of closing, integration and restructuring and the ability to achieve anticipated synergies associated with the announced plans to merge Docent and Click2learn; (ii) an emerging and rapidly evolving market, (iii) market uncertainty with respect to the proposed merger and acceptance of the combined company’s product offerings by customers and partners; (iv) adverse changes in general economic or market conditions; (v) delays or reductions in information technology spending; (vi) the ability to attract and retain highly qualified employees; (vii) intense competition in the marketplace and (viii) other events and other important factors disclosed previously and from time to time in Docent’s and Click2learn’s with the Securities and Exchange Commission,  including the companies’ respective 10-K and 10-Q filings.

Docent and Click2learn Agree to Merge

•                  New Company Poised For Leadership

•                  Most Complete Solution Suite

•                  Greatest R&D and Customer Support Strength

•                  Enhanced Financial Strength & Stability

•                  Over 600 Customers Worldwide

•                  Over $40 million in Cash

•                  Combined, over $60 million of revenue in last 12 months

Our shared vision

We drive business results through innovative performance and learning technologies.

Our products & services enable organizations to:

•                  Solve business problems

•                  Improve employee & organizational performance

•                  Increase revenue

•                  Decrease costs

Why merge?

•                  Customers are seeking a clear leader

•                  Organizations today understand:

•                  Business impact & ROI of using our software

•                  The importance of an integrated suite

•                  “Mission critical”

•                  Realities of the industry today:

•                  Still fragmented & no “clear” leader

•                  Docent and Click2learn aim to be that leader

Docent and Click2learn

•                  Merging aims to create a leader with:

•                  Financial strength and stability

•                  Balance sheet strength

•                  Sustained profitability & operational leverage

•                  Product and solution strength

•                  Most comprehensive technology suite

•                  R&D organization to keep it there

•                  Operating strength

•                  Customer base to cross-sell to and build from

•                  Customer Service & Support to make it work

•                  Partner base to leverage

•                  Merging aims to create a leader with:

•                  Financial strength and stability

•                  Product and solution strength

•                  Operating strength

Two companies with momentum

[CHART]

Winning in the industry

License Revenue (millions) Among 3 Public Players
Focused On Learning & Business Performance Management

[CHART]

Offering strength and stability

Cash, $ millions

[CHART]

Figures for private companies are from industry analyst estimates

Docent and Click2learn

•                  Merging aims to create a leader with:

•                  Financial strength and stability

•                  Product and solution strength

•                  Operating strength

Driving business performance

	Plan		Measure

•	Identify Business Goals	•	Monitor and Report on results
•	Create Action Plan	•	Have objectives and plan been achieved?
•	Communicate Plan

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	Enterprise		Individual

•	Match goals to learning	•	Real-time interaction
•	Improve skills and performance	•	Share experiences, critical knowledge
		•	Provide feedback

	Learn		Communicate

The market has validated a vision…

[CHART]

…and we’ve been delivering it

Docent ‘03 Wins		Click2learn ‘03 Wins
•	Interwoven	•	Microsoft
•	Symbol Technologies	•	BAE Systems
•	Hewlett-Packard	•	Standard & Poors
•	Rockwell Collins	•	Accenture
•	Siemens	•	Vodafone
•	Works (Japan)	•	Nestle
•	Exult	•	US Airforce
•	Novartis	•	DeBeers
•	Carrefour	•	New Horizons

Select Customer & Partner Wins Announced in 2003

Delivering the most comprehensive solution

Only Company Offering All 3 Capabilities, Performance Management, and Analytics

[CHART]

2001-2006 CAGR		2002

LMS	30.40%	364

VCS	35.40%	266

LCMS	41.00%	60

Total	36.40%	690

Primary Source:  IDC

Earning industry accolades

Winner: LMS/Performance Management & LCMS Product Shootout	[LOGO]

Leader Learning Management Systems & eLearning Suites 2003 Magic Quadrants	[LOGO]

#1 Vendor Overall 2003 METAspectrum Top Rating in Meta SPEX Report	[LOGO]

Best Learning Management System as voted by Readers of Training Magazine	[LOGO]

2002 Top Training Product	[LOGO]

eLearning Age “Best Learning Management Solution, 2003”	[LOGO]

Docent and Click2learn

•                  Merging aims to create a leader with:

•                  Financial strength and stability

•                  Product and solution strength

•                  Operating strength

Enterprise customers

[CHART]

Source: Company reports and Brandon Hall Survey

Combined, working with 60% of the 15 most valuable companies in the world…

[LOGOS]

By Market Capitalization

...and over 35% of the Global 50…

[LOGOS]

By Revenue

...as well as 40% of the Fortune 50

[LOGOS]

By Revenue

Extending reach and validation through marquis partners

[LOGOS]

Docent Background

•                  Incorporated in 1997

•                  NASDAQ:  DCNT

•                  Headquarters: Mt. View, CA

•                  170 employees

•                  Offices in US, UK, France, Germany, Japan, Australia

•                  Docent EnterpriseTM and associated services

“Docent has helped us increase our Dealer Satisfaction Index from 50 out of 100 to 87 out of 100.  We couldn’t run our business without Docent.”

- Willie Keith,

Harley Davidson

Docent Momentum

•                  Year to date revenue of $22 million

•                  Third quarter license revenue up 18% and total revenue up 16%

•                  Cash as of September 30, 2003 of $33 million

•                  Cash burn reduced from $15m to less than $3 million per quarter

“The holy grail for this industry is to move beyond merely cost avoidance and ramp up speed to identify the impact of training across all business functions. Docent’s framework will help lead the industry in this key direction.”

- Cushing Anderson

IDC

Click2learn Background

•                  Founded by Paul Allen in ‘84

•                  NASDAQ:  CLKS

•                  Headquarters: Bellevue, WA

•                  300 employees

•                  Offices in US, UK, Japan, India & Australia

•                  Aspen Enterprise Productivity Suite™, ToolBook and associated services

“Click2learn has one of the best reputations in the industry for providing e-Learning technologies and solutions, and we are pleased and proud to have Click2learn as a partner providing Microsoft’s e-Learning content.”

- Stephen Guty

Microsoft

Click2learn Momentum

•                  Platform revenue grew 22% in 3Q, & 22% YTD

•                  Fastest in industry

•                  Low operating expense structure & solid balance sheet

•                  Cash burn minimal

•                  Almost no debt, cash equals $14M

“The company’s platform sales growth … is quite remarkable and puts the company in an elite class of small cap application vendors.”

- Craig-Hallum Capital

Together…

•                  Financial strength

•                  Expected to generate $15M in savings

•                  Near term profitability

•                  Product and solution strength

•                  R&D resources to continue innovation on industry’s most complete suite

•                  Operating strength

•                  Leverage large customer base

•                  Robust and broad partner network

For more information

See Press Release and FAQ at:

www.click2learn.com

www.docent.com

Additional information and where to find it

Docent, Inc. and Click2learn, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Docent and Click2learn.  Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov.   In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9525.  Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger.  Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Docent and Click2learn described above.  Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9525.

Click2learn and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger.  Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the proxy statement/prospectus of Docent and Click2learn described above.  Additional information regarding these directors and executive officers is also included in Click2learn’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 23, 2003.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.